Exhibit 2

Grown Rogue Announces Partnership and Brings Expertise to
Grow Oregon Quality Cannabis in Michigan

NOT FOR DISTRIBUTION IN THE U.S. OR OVER U.S. NEWSWIRES

Medford, Oregon, February 12, 2020 – Grown Rogue International Inc. (CSE: GRIN) (OTCQX: GRUSF), a multi-state cannabis company with operations and assets in Oregon, California and Michigan, today announced that its majority held subsidiary GR Michigan, LLC (“GR Michigan” and together with Grown Rogue International Inc. “Grown Rogue”) has entered into a purchase agreement with Golden Harvests, LLC (Golden Harvests), a fully licensed Michigan based operator with an approximately 80,000 sq. ft cultivation facility located in Bay City, Michigan. The agreement provides Grown Rogue the option to acquire a 60% controlling interest of Golden Harvests (“Option”) pending Municipal and State regulatory approval.

“Michigan remains an important location for our continued growth and Grown Rogue has been committed to finding the right, fully-licensed partner for a successful expansion into this market,” said Obie Strickler, chief executive officer Grown Rogue. “By leveraging over a decade of operational, grow and sales experience in Oregon, we plan to build on Golden Harvests’ solid foundation to increase yields, develop new grow rooms and establish partnerships with the best retailers in the state.”

GOLDEN HARVESTS FACILITY AND MANAGEMENT SERVICES AGREEMENT

Approximately 10,000 sq ft of the facility is already online and operating with three separate flower rooms, vegetative, clone, packaging, trimming, and other infrastructure required to operate a best-in- class cultivation facility. Golden Harvests is currently producing approximately 600lbs annually and with improvements by the experienced Grown Rogue management team, it is anticipated production in 2020 will approach 1,500lbs and 3,500lbs in 2021.

Grown Rogue has also signed an exclusive management services agreement with Golden Harvests to immediately begin providing consulting services for a variety of business functions primarily focused on cultivation, sales, branding and marketing, and compliance.

Grown Rogue has mastered the art of indoor flower production during its past three years in Oregon, which has been proven out through numerous awards, and will bring expertise in facility design, improved growing techniques and methods and facility build-out/expansion to the existing operations. In addition, Grown Rogue has committed to investing an additional $1,200,000 of capital improvements at the facility to increase efficiencies and cultivation capacity.

“Grown Rogue takes great pride in its team, who are some of the top talent in the country, and we bring a level of experience not yet seen in Michigan,” said Strickler. “We are relocating our most experienced indoor grower to Bay City to ensure this facility produces at the same quality and consistency our customers have come to expect from our flower. In addition, our sales, marketing, and operations leadership will all be spending significant time in state to ensure that the SOPs that have led to success in Oregon are duplicated here.”

Golden Harvests was one of the first licensed Michigan operators receiving a Class C grow license in late 2018 with their first harvest in the spring of 2019. Building upon the positive reputation and strong sell in of Golden Harvests flower, Grown Rogue has already begun conversations with retail partners across the state to understand their needs and present a plan that will build long lasting relationships that drive top line and profitability for all parties while inspiring, educating and empowering consumers.

“Grown Rogue has proven to be one of the top producers in the industry and their unrelenting focus on quality, consistency and consumer education made this partnership a natural fit,” said Dave Pleitner, founder and owner of Golden Harvests. “The Michigan market has untapped growth potential and with Grown Rogue’s help, we plan to lead the charge with best-in-class flower cultivated right here in

Michigan.”

Deal Terms

As part of the Option, and to acquire the 60% controlling interest, Grown Rogue will pay USD$810,000 in cash, and cause Grown Rogue to issue 800,000 shares of common stock (“Shares”) to the existing members of Golden Harvests in four tranches:

●	Tranche 1 – USD $150,000 within five days after signing the Option and 200,000 GRIN Shares within 60 days after signing the Option
●	Tranche 2 – Due at the 6-month anniversary of signing the Option is USD $200,000 and 200,000 Grown Rogue Shares. Grown Rogue can, at its election, extend the due date of the Tranche 2 consideration for 6 months by paying an additional USD $25,000 payment and issuing an additional 25,000 Grown Rogue Shares
●	Tranche 3 – Due at the 12-month anniversary of signing the Option is USD $260,000 and 200,000 Grown Rogue Shares. Grown Rogue can, at its election, extend the Tranche 3 consideration for 6 months by paying an additional USD $25,000 and issuing an additional 25,000 Grown Rogue Shares
●	Tranche 4 – Due upon exercise of the Option, pending Municipal and State regulatory approval, is USD$200,000 and 200,000 GRIN Shares.

Exercise of the Option by Grown Rogue is subject to Municipal and State regulatory approval. The Option includes representations, warranties, and covenants that are typical for transactions of this type.

GROWN ROGUE & DECIBEL TERMINATE LETTER OF INTENT

As Grown Rogue shifts its attention to the tremendous opportunity in Michigan, it has also announced that the letter of intent previously signed with Decibel Farms, Inc. has been terminated by mutual agreement. Obie Strickler, Chief Executive Officer of Grown Rogue commented, “The current market conditions forced both companies to evaluate our short- and long-term goals and it became apparent that continuing forward with the proposed acquisition was not in the best interests of either Grown Rogue or Decibel shareholders”. The agreement has been terminated with a full release and no further obligations for either party.

For more information visit grownrogue.com, or follow us at facebook.com/grownrogue, instagram.com/grownrogue, twitter.com/grownrogue, or linkedin.com/company/grown-rogue

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning cultivation team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience”. The Grown Rogue family of products includes sungrown and indoor premium flower, patented nitrogen sealed pre-rolls along with chocolate edibles featuring a partnership with world-renowned chocolatier.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Contacts:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

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